UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Mark J. Coleman
InterMedia Partners, L.P.
405 Lexington Avenue, 48th Floor
New York, NY 10174
(212) 503-2850

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gato Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,077,816(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,077,816(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,077,816(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%(2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 16,494,671 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,166,290 warrants exercisable at any time at the option of the holder thereof into 583,145 shares of Issuer’s Class A common stock.

(2)
Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016 and including the shares held by Gato Investments LP as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gemini Latin Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,077,816(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,077,816(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,077,816(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%(2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 16,494,671 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,166,290 warrants exercisable at any time at the option of the holder thereof into 583,145 shares of Issuer’s Class A common stock.

(2)
Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016 and including the shares beneficially owned by Gemini Latin Holdings, LLC as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 419,383 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 419,383 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,383 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Cine Latino, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 419,383 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 419,383 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,383(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,516(1)
	8	SHARED VOTING POWER 419,383 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 23,751
	10	SHARED DISPOSITIVE POWER 419,383 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,899(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 8,765 shares of restricted Class A common stock pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The restricted stock will vest on the day preceding the Issuer’s 2017 annual meeting, subject to the reporting person’s continued service as a director on such vesting date.

(2)	Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 802,569(1)(2)
	8	SHARED VOTING POWER 17,497,199(3) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 776,276
	10	SHARED DISPOSITIVE POWER 17,497,199(3) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,299,768(1)(3) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%(4)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 26,293 shares of restricted Class A common stock pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The restricted stock will vest on the day preceding the Issuer’s 2017 annual meeting, subject to the reporting person’s continued service as a director on such vesting date.

(2)
Includes 680,952 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 48,148 warrants exercisable at any time at the option of the holder thereof into 24,074 shares of Issuer’s Class A common stock.

(3)
Includes 16,494,671 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,166,290 warrants exercisable at any time at the option of the holder thereof into 583,145 shares of Issuer’s Class A common stock.

(4)
Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016 and including the shares held by Peter M. Kern as described in notes 2 and 3.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 9 of 15

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D, dated April 15, 2013, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 4, 2015, and Amendment No. 2 to the statement on Schedule 13D, dated September 7, 2016 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Gato Investments LP, a Delaware limited partnership (the “Investor”); (ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor; (iii) InterMedia Cine Latino, LLC, a Delaware limited liability company (“IMCL”), (iv) InterMedia Partners VII, L.P., a Delaware limited partnership (“IMP” and, together with IMCL, “IM”), the sole member of IMCL; (v) InterMedia Partners, L.P., a Delaware limited partnership (“IM Partners”), the general partner of IMP; (vi) Leo Hindery, Jr., a manager of IM Partners; and (vii) Peter M. Kern (“Kern”), a manager of IM Partners and the controlling person of the General Partner (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background.

This Item 2 is hereby amended and restated as below.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)                Gato Investments LP, a Delaware limited partnership (the “Investor”);

(ii)               Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor;

(iii)             InterMedia Cine Latino, LLC, a Delaware limited liability company (“IMCL”),

(iv)             InterMedia Partners VII, L.P., a Delaware limited partnership (“IMP”), the sole member of IMCL;

(v)              InterMedia Partners, L.P., a Delaware limited partnership (“IM Partners”), the general partner of IMP;

(vi)             Leo Hindery, Jr., a manager of IM Partners; and

(vii)            Peter M. Kern, a manager of IM Partners and the controlling person of the General Partner.

(b) The principal business address for each of the General Partner, IMCL, IMP, IM Partners, the Investor and Messrs. Hindery and Kern is c/o InterMedia Partners, L.P. 405 Lexington Avenue, 48th Floor New York, NY 10174.

(c) The Investor was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer.  The General Partner is the general partner of the Investor and was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer.

IMCL was formed in order to engage in the acquiring, holding and disposing of investments in various companies. IMP is the sole member of IMCL and was formed in order to engage in the acquiring, holding and disposing of investments in various companies. IM Partners is the general partner of IMP and was formed in order to engage in the acquiring, holding and disposing of investments in various companies.

Leo Hindery, Jr. is a manager of IM Partners who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by IMCL, IMP and IM Partners.

Peter M. Kern is a manager of IM Partners and the controlling person of the General Partner who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by the Reporting Persons.

Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, (i) IMP, IM Partners and Leo Hindery, Jr. may each be deemed to be a beneficial owner of the Issuer’s Class A common stock held for the accounts of IMCL and IMP and (ii) Peter M. Kern may be deemed to be a beneficial owner of the Issuer’s Class A common stock held for the accounts of IMCL, IMP and the Investor.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 10 of 15

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Investor, IMP and IM Partners is a Delaware limited partnership. Each of the General Partner and IMCL is a Delaware limited liability company. Leo Hindery, Jr. and Peter M. Kern are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 is hereby supplemented by the addition of the information below.
Pursuant to an equity commitment letter, Searchlight capitalized the Investor with an amount in cash sufficient to finance the purchase of the HMG Equity (as defined below) subject to an election of the Cash Option (as defined below) by limited partners, which amount equaled an aggregate purchase price of $153,512,900.

Item 4.	Purpose of Transaction.

This Item 4 is hereby supplemented by the addition of the information below.
As previously disclosed pursuant to the Schedule 13D, in order to provide liquidity options to its limited partners, IMP offered its limited partners the opportunity to elect one of the liquidity options with respect to the equity securities of the Issuer (the “HMG Equity”) owned by IMP and IMCL as described below.
Option 1: The right to receive an in-kind pro rata distribution of the HMG Equity (the “Distribution Option”). At the closing of the Liquidity Transactions (the “Closing”), each limited partner that elected this option received its pro rata distribution of the HMG Equity other than the Forfeiture Shares (as defined below). Immediately prior to the distribution, each applicable share of Class B common stock, par value $0.0001 per share (“Class B common stock”) was automatically converted into shares of Class A common stock pursuant to the Issuer’s amended and restated certificate of incorporation (the “Charter”), except for any securities to be distributed to any limited partner that is a Class B Permitted Transferee (as defined in the Charter). The Forfeiture Shares have been retained by IMP and will be distributed to each limited partner that elected the Distribution Option when such shares are no longer subject to forfeiture;

Option 2: The right to re-invest its pro rata portion of the HMG Equity (the “Rollover Option”) into InterMedia Hemisphere Roll-Over L.P., a Delaware limited partnership (the “Rollover SPV”); or

Option 3: The right to receive a cash payment for its pro rata portion of the HMG Equity (the “Cash Option”) from the Investor.

These transactions are collectively referred to as the “Liquidity Transactions.”  See the joint press release issued by IMP and the Issuer, attached as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on October 24, 2016, for additional information.
In connection with the Closing, the provisions of the stockholders’ agreement (the “Stockholders Agreement”), dated September 6, 2016, by and among the Issuer, the Investor, the Rollover SPV, IMP, the General Partner, Kern and Searchlight II HMT, L.P., a Delaware limited partnership (“Searchlight”), relating to stockholder voting, the composition of the Board and the committees of the Board previously described in the Schedule 13D have become effective.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 11 of 15

Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated as below.

Reference to percentage ownerships of Class A common stock in this Schedule 13D are based on (a) 21,607,230 shares of the Issuer’s Class A common stock issued and outstanding following the consummation of the Liquidity Transactions, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016; (b) 16,494,671 shares of Class B common stock held by the Investor and 1,166,290 warrants to purchase 583,145 shares of Class A common stock held by the Investor; and (c) 680,952 shares of Class B common stock held by Kern and 48,148 warrants to purchase 24,074 shares of Class A common stock held by Kern, in each case, as applicable.
Shares of Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock. The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote.
Certain of the HMG Equity, including the shares of Class A common stock held by IMP, are subject to forfeiture (the “Forfeiture Shares”) pursuant to the Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca Acquisition Corporation, the Issuer, Azteca Acquisition Holdings, LLC, Brener International Group, LLC, IMP, IMCL, Cinema Aeropuerto, S.A de C.V and the other parties identified therein (which agreement is incorporated by reference to Exhibit 10.2 to Azteca Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on January 23, 2013). The Forfeiture Shares are subject to forfeiture unless the last sale price of Class A common stock equals or exceeds $15.00 per share for any 20 trading days within at least one 30-trading day period before April 4, 2018 (the “Vesting Condition”). Upon satisfaction of the Vesting Condition, the Forfeiture Shares held by IMP will be distributed by IMP to certain of its limited partners.
(a)	(i) As of the date hereof, the Investor may be deemed to be the beneficial owner of 17,077,816 shares of Class A common stock, constituting 44.1% of the Class A common stock of the Issuer.
(ii) As of the date hereof, the General Partner may be deemed to be the beneficial owner of 17,077,816 shares of Class A common stock, constituting 44.1% of the Class A common stock of the Issuer.
(iii) As of the date hereof, IMP may be deemed to be the beneficial owner of 419,383 shares of Class A common stock, constituting 1.9% of the Class A common stock of the Issuer.
(iv) As of the date hereof, IM Partners may be deemed to be the beneficial owner of 419,383 shares of Class A common stock, constituting 1.9% of the Class A common stock of the Issuer.
(v) As of the date hereof, Leo Hindery, Jr. may be deemed to be the beneficial owner of 451,899 shares of Class A common stock, constituting 2.1% of the Class A common stock of the Issuer.
(vi) As of the date hereof, Peter M. Kern may be deemed to be the beneficial owner of 18,299,768 shares of  Class A common stock, constituting 46.5% of the Class A common stock of the Issuer.

(b)	(i) The Investor may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of 17,077,816 shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of 17,077,816 shares of Class A common stock.
(ii) IMP may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of 419,383 shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of 419,383 shares of Class A common stock.
(iii) By virtue of the relationships between and among IMP, IM Partners, Leo Hindery, Jr. and Kern described

CUSIP No. 42365Q103	SCHEDULE 13D	Page 12 of 15

in Item 2 of this Schedule 13D, each of IM Partners, Leo Hindery, Jr. and Kern may be deemed to share the power to direct the voting and disposition of the 419,383 shares of Class A common stock beneficially owned by IMP. However, IMP, IM Partners, Leo Hindery, Jr. and Kern have agreed to vote the 419,383 shares of Class A common stock in the same proportion as the vote of all holders of the Class A common stock. Each of IM Partners, Leo Hindery, Jr. and Kern disclaims beneficial ownership of the shares of Class A common stock beneficially owned by such persons.
(iv) By virtue of the relationships between and among the Investor, the General Partner and Kern described in Item 2 of this Schedule 13D, each of the General Partner and Kern may be deemed to share the power to direct the voting and disposition of the 17,077,816 shares of Class A common stock beneficially owned by the Investor. Each of the General Partner and Peter M. Kern disclaims beneficial ownership of the shares of Class A common stock beneficially owned by such persons, except to the extent of its or his pecuniary interest therein.
(c)	The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5(c), as applicable.
(d)	Certain limited partners of IMP and limited partners of the Investor have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A common stock beneficially held for the account of IMP and the Investor in accordance with their ownership interests in IMP and the Investor. Searchlight has rights associated with more than five percent of the Issuer’s Class A common stock based upon their ownership interest in the Investor.
(e)	As of October 21, 2016, each of IMCL, IMP, IM Partners and Leo Hindery, Jr. ceased to be the beneficial owner of more than five percent of the Class A common stock of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby supplemented by the addition of the information below.
Amendment and Waiver
On October 21, 2016, the Issuer, the Investor, the Rollover SPV, IMP, the General Partner, Kern and Searchlight entered into an amendment (the “Amendment”) to the Stockholders Agreement.  The Amendment amended the Stockholders Agreement to, among other things, amend the thresholds for Searchlight GP’s right to nominate two directors to the Board of the Company.
In accordance with the stock purchase agreement, dated as of September 6, 2016, by and among the Investor and IM (the “Stock Purchase Agreement”), on October 21, 2016, the Investor waived the condition to Closing that limited partners of IMP elect the Cash Option with respect to a sufficient amount of HMG Equity such that the aggregate purchase price paid to such limited partners at the Closing by the Investor is no less than $162.5 million (the “Waiver” and, together with the Amendment, the “Amendment and Waiver”).  No consent of Kern or IMP was needed in connection with such waiver.
The foregoing description of the Amendment and Waiver does not purport to be complete and is qualified in its entirety by reference to the full Amendment and Waiver attached hereto as Exhibit 1, which is incorporated herein by reference.
Investor Limited Partnership Agreement
On October 21, 2016, the General Partner and Searchlight entered into the amended and restated limited partnership agreement of the Investor in the form previously attached to the Schedule 13D, which was previously described in the Scheduled 13D.
Joinders
In connection with the Closing, each of the Investor and Kern entered into a joinder (collectively, the “Lock-Up Joinders”) to the Lock-Up Agreement, dated January 22, 2013 (the “Lock-Up Agreement”), among the Company, IM, IMCL and the other parties thereto.  Pursuant to the Lock-Up Joinders, each of the Investor and Kern agreed to become party to the Lock-Up

CUSIP No. 42365Q103	SCHEDULE 13D	Page 13 of 15

Agreement and agreed that the Forfeiture Shares are subject to the terms and conditions of the Lock-Up Agreement.  The foregoing description of the Lock-Up Joinders does not purport to be complete and is qualified in its entirety by reference to the full Lock-Up Joinders filed herewith as Exhibit 2 and Exhibit 3 and incorporated herein by reference.
In connection with the Closing, each of the Investor and Kern entered into a joinder (collectively, the “Registration Rights Joinders”) to the Registration Rights Agreement, dated as of January 22, 2013 and as further amended from time to time (the “Registration Rights Agreement”), by and among the Issuer and certain investors named therein.  Pursuant to the Registration Rights Joinders, the Investor and Kern have the right to require the Issuer to register the offer and sale of all or some of the Class A common stock (including upon conversion of their Class B common stock and warrants) under the Securities Act of 1933, as amended, in certain circumstances, subject to the requirements of the Registration Rights Agreement, and also have the right to include those shares in a registration initiated by the Issuer.

The foregoing description of the Registration Rights Joinders does not purport to be complete and is qualified in its entirety by reference to the full Registration Rights Joinders filed herewith as Exhibit 4 and Exhibit 5 and incorporated herein by reference.
Joint Filing Agreement
On October 21, 2016, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 6 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Amendment No. 1 to Stockholders Agreement and Waiver of Minimum Condition, dated as of October 21, 2016, by and among Hemisphere Media Group, Inc., Gato Investments LP, InterMedia Hemisphere Roll-Over L.P., InterMedia Partners VII, L.P., Gemini Latin Holdings, LLC, Peter M. Kern, an individual, and Searchlight II HMT, L.P.
Exhibit 2:	Joinder to Lock-Up Agreement, dated October 21, 2016, among Gato Investments LP and Hemisphere Media Group, Inc.
Exhibit 3:	Joinder to Lock-Up Agreement, dated October 21, 2016, among Peter M. Kern, an individual, and Hemisphere Media Group, Inc.
Exhibit 4:	Acknowledgement and Agreement to Registration Rights Agreement, dated as of October 21, 2016, between Peter M. Kern, an individual, and InterMedia Partners VII, L.P.
Exhibit 5:	Acknowledgement and Agreement to Registration Rights Agreement, dated as of October 21, 2016, among Gato Investments LP, InterMedia Partners VII, L.P. and InterMedia Cine Latino, LLC.
Exhibit 6:	Joint Filing Agreement, dated as of October 25, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 25, 2016

GATO INVESTMENTS LP

By: Gemini Latin Holdings, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Member

GEMINI LATIN HOLDINGS, LLC

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Member

INTERMEDIA CINE LATINO, LLC

By: InterMedia Partners VII, L.P.
its Sole Member

By: InterMedia Partners, L.P.
its General Partner

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS VII, L.P.

By: InterMedia Partners, L.P.
its General Partner

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

CUSIP No. 42365Q103	SCHEDULE 13D	Page 15 of 15

INTERMEDIA PARTNERS, L.P.

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

LEO HINDERY, JR.

By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.

PETER M. KERN

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).